ID # 352253

082-34866

06015470

SOLBEC
PHARMACEUTICALS LTD

Perth, Australia. 13 July 2006: The Company advises that Dr David Hung has resigned as a Director.

Dr Hung as the Chief Executive of Medivation, Inc in the USA is involved in extensive clinical trials and has advised Solbec that due to the level of his commitments in this regard he is unable to devote sufficient time to Solbec to continue as a director. Dr Hung remains available to advise Solbec.

Tony Kiernan, the Chairman of Solbec, said "We understand David's commitment to Medivation and would like to thank him for his support and advice in the past. We are pleased he has readily offered himself as a consultant and adviser to Solbec in the future."

-END- "

SUPPL

Further information:

Tony Kiernan Chairman Tel: (08) 9323 0999 Mob: 0418 912 843 Email: tony.kiernan@solbec.com.au	**Dr Graeme Howie** Managing Director Tel: (08) 9446 7555 Mob: 0419 444 981 Email: graeme.howie@solbec.com.au

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase II clinical trials in renal cell carcinoma and malignant melanoma. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

dlw 7/26

ID # 353280

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Solbec Pharmaceuticals Ltd**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr David Hung
Date of last notice	-
Date that director ceased to be director	8th July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000,000 Options expiring on the 16th December 2007 exercisable at 0.22 cents.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.